Exhibit 99.1

GCL Subsidiary Named Exclusive Regional Distributor for ‘Elden Ring Nightreign’

SINGAPORE, March 27, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its subsidiary, Epicsoft Asia Pte Ltd (“Epicsoft Asia”), has been appointed by Bandai Namco Entertainment Asia Pte Ltd (“BNE”) as the exclusive regional distributor for “Elden Ring Nightreign,” the highly anticipated next chapter in the “Elden Ring” franchise.

The collaboration builds on a strong partnership established with the original “Elden Ring” release in 2022, further reinforcing GCL’s commitment to delivering premier gaming experiences to the gaming community. Under the terms of the agreement, Epicsoft Asia will manage the distribution of PlayStation 5 retail copies and Steam digital keys of the title across Taiwan, Hong Kong, and Southeast Asia.

“We are honored to be entrusted as the exclusive distributor of ‘Elden Ring Nightreign’ in our territories,” said Sebastian Toke, Group CEO at GCL. “This appointment underscores our dedication to bringing world-class games to players across Asia. ‘Elden Ring Nightreign’ promises to elevate the franchise to new heights, and we are excited to play a key role in its launch.”

With an extensive distribution network and deep expertise in the gaming industry, Epicsoft Asia is committed to delivering a smooth and successful launch for the much-anticipated title. “Elden Ring Nightreign” is set for release on May 30, 2025, and will be available through leading retailers and digital storefronts across the region.

The continued success of BNE Asia and Epicsoft Asia underscores a shared vision of expanding access to high-quality interactive entertainment in Asia. Fans across the region can look forward to unparalleled gaming experiences within the critically acclaimed “Elden Ring” universe.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About Epicsoft Asia

Epicsoft Asia, a subsidiary of GCL Global Holdings Ltd, is a premier distributor of interactive entertainment software. With a robust network and a proven track record of successful game launches, Epicsoft Asia is dedicated to bringing premier gaming experiences to players across Taiwan, Hong Kong, and Southeast Asia.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

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